UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.1 )1

Extreme Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30226D106
(CUSIP Number)

JEFFREY C. SMITH
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7955

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,696,646
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,696,646
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS OPTIMUM INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,235
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 127,235
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 414,819
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 414,819
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 414,819
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 414,819
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,354
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 583,354
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,696,646
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,696,646
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,280,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,280,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,280,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,280,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,280,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,280,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,280,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,280,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,280,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,280,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,280,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,280,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,280,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,280,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,280,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,280,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAGHU RAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 30226D106

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.  Cowen Overseas Investment LP, Raghu Rau and Jeffrey C. Smith are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Cowen Overseas Investment LP is a Cayman Islands limited partnership (“COIL”).  The principal business of COIL is serving as a private investment fund.  COIL has been formed for the purpose of making equity and debt investments.  Ramius Advisors is the general partner of COIL.  The address of the principal office of COIL is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Raghu Rau (“Mr. Rau ”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as a strategic advisor specializing in global marketing and business strategy and venture capital and market development for high technology early revenue companies.  The principal business address of Mr. Rau is 5632 Rutgers Road, La Jolla, California 92037.  Mr. Rau is a citizen of the United States of America.

Jeffrey C. Smith (“Mr. Smith ”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Partner Managing Director of Ramius LLC.  The principal business address of Mr. Smith is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Mr. Smith is a citizen of the United States of America.

(d)           None of COIL, Messrs. Rau or Smith has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of COIL, Messrs. Rau or Smith has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Additionally, since the filing of the Schedule 13D RCG Starboard Advisors, LLC has changed its name to Ramius Value and Opportunity Advisors LLC (“Value and Opportunity Advisors”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 5,280,000 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL is approximately $14,098,142, excluding brokerage commissions.

CUSIP NO. 30226D106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 20, 2010, in accordance with the terms of the Issuer’s Bylaws, Value and Opportunity Master Fund delivered a letter to the Issuer (i) nominating Messrs. Rau and Smith, as set forth therein, for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2010 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”) and (ii) submitting a business proposal for consideration at the Annual Meeting.  The non-binding business proposal for consideration by the stockholders at the Annual Meeting seeks stockholder approval of a request for the Board to take the necessary steps to declassify the Board so that all directors are elected on an annual basis, with such declassification to be completed in the most expeditious manner permitted under the  Delaware General Corporation Law (the “Business Proposal”).  A copy of the letter is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The Reporting Persons intend to engage in discussions with the Issuer regarding matters in connection with the nominations of Messrs. Rau and Smith, the Business Proposal and the Annual Meeting.

In addition, on July 20, 2010, Value and Opportunity Master Fund delivered a letter to the Issuer submitting a proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for inclusion in the Issuer’s proxy statement relating to the Annual Meeting (the “14a-8 Proposal”).  A copy of the 14a-8 Proposal letter is attached as Exhibit 99.6 and is incorporated herein by reference. The 14a-8 Proposal seeks stockholder approval of a request for the Board to take the necessary steps to declassify the Board so that all directors are elected on an annual basis, with such declassification to be completed in the most expeditious manner permitted under the Delaware General Corporation Law.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 89,997,231 Shares outstanding, as of April 25, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 30, 2010.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on July 21, 2010, Value and Opportunity Master Fund beneficially owned 4,696,646 Shares.

Percentage: Approximately 5.2%.

(b)	1. Sole power to vote or direct vote: 4,696,646
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,696,646
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on July 21, 2010, Navigation Master Fund beneficially owned 414,819 Shares.

Percentage: Less than 1%.

CUSIP NO. 30226D106

(b)	1. Sole power to vote or direct vote: 414,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 414,819
4. Shared power to dispose or direct the disposition: 0

(c)	Navigation Master Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.	ROIL

(a)	As of the close of business on July 21, 2010, ROIL beneficially owned 127,235 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 127,235
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,235
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ROIL since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	COIL

(a)	As of the close of business on July 21, 2010, COIL beneficially owned 41,300 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 41,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,300
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 414,819 Shares owned by Navigation Master Fund.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 414,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 414,819
4. Shared power to dispose or direct the disposition: 0

(c)	Enterprise Master Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 30226D106

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Navigation Master Fund, the managing member of ROIL and the general partner of COIL, may be deemed the beneficial owner of the (i) 414,819 Shares owned by Navigation Master Fund, (ii) 127,235 Shares owned by ROIL and (iii) 41,300 Shares owned by COIL.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 583,354
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 583,354
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of ROIL and COIL are set forth in Schedule A and are incorporated herein by reference.

G.	Value and Opportunity Advisors

(a)	Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 4,696,646 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 5.2%.

(b)	1. Sole power to vote or direct vote: 4,696,646
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,696,646
4. Shared power to dispose or direct the disposition: 0

(c)
Value and Opportunity Advisors has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

H.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 4,696,646 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund, (iii) 127,235 Shares owned by ROIL and (iv) 41,300 Shares owned by COIL.

Percentage: Approximately 5.9%.

(b)	1. Sole power to vote or direct vote: 5,280,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,280,000
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 30226D106

I.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 4,696,646 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund, (iii) 127,235 Shares owned by ROIL and (iv) 41,300 Shares owned by COIL.

Percentage: Approximately 5.9%.

(b)	1. Sole power to vote or direct vote: 5,280,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,280,000
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

J.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 4,696,646 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund, (iii) 127,235 Shares owned by ROIL and (iv) 41,300 Shares owned by COIL.

Percentage: Approximately 5.9%.

(b)	1. Sole power to vote or direct vote: 5,280,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,280,000
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 4,696,646 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund, (iii) 127,235 Shares owned by ROIL and (iv) 41,300 Shares owned by COIL.

Percentage: Approximately 5.9%.

CUSIP NO. 30226D106

(b)	1. Sole power to vote or direct vote: 5,280,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,280,000
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

L.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 4,696,646 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund, (iii) 127,235 Shares owned by ROIL and (iv) 41,300 Shares owned by COIL.

Percentage: Approximately 5.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,280,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,280,000

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

M.	Messrs. Rau and Smith

(a)
As of the close of business on July 21, 2010 neither of Messrs. Rau or Smith directly owned any Shares.  Each of Messrs. Rau and Smith, as members of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the (i) 4,696,646 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund, (iii) 127,235 Shares owned by ROIL and (iv) 41,300 Shares owned by COIL.

Percentage: Approximately 5.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,280,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,280,000

(c)
Neither of Messrs. Rau or Smith has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 30226D106

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 22, 2010, Value and Opportunity Master Fund, Navigation Master Fund, ROIL, COIL, Enterprise Master Fund, Ramius Advisors, Value and Opportunity Advisors, Ramius, Cowen, RCG Holdings, C4S, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Raghu Rau and Jeffrey C. Smith (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Value and Opportunity Master Fund to the Issuer’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference

Pursuant to a letter agreement, Value and Opportunity Master Fund has agreed to indemnify Mr. Rau against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Value and Opportunity Advisors has agreed to compensate Mr. Rau for being named as and serving as a nominee for election as a director of the Issuer pursuant to a letter agreement (the “Compensation Letter Agreement”).  Pursuant to the terms of the Compensation Letter Agreement, Value and Opportunity Advisors has agreed to pay Mr. Rau (i) $10,000 in cash upon the submission of the Nomination Letter and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies in favor of Mr. Rau’s election as a director at the Annual Meeting.  Pursuant to the Compensation Letter Agreement, Mr. Rau agrees to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Mr. Rau shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, Mr. Rau agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, Mr. Rau may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Raghu Rau and Jeffrey C. Smith, dated July 22, 2010.

Exhibit 99.2	Form of Indemnification Letter Agreement.

Exhibit 99.3	Form of Compensation Letter Agreement.

Exhibit 99.4	Power of Attorney

Exhibit 99.5	Nomination and Business Proposal Letter, dated July 19, 2010

Exhibit 99.6	14a-8 Shareholder Proposal Letter, dated July 19, 2010

CUSIP NO. 30226D106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By: Ramius Advisors, LLC,
       its managing member

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Raghu Rau

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 30226D106

SCHEDULE A

Transactions in the Shares Since the filing of the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
9,538	2.7936	06/23/2010
76,320	2.6897	06/30/2010
75,000	2.7072	07/01/2010
48,900	2.6814	07/01/2010
RAMIUS OPTIMUM INVESTMENTS LLC
1,060	2.7936	06/23/2010
8,480	2.6897	06/30/2010
COWEN OVERSEAS INVESTMENT LP
25,000	2.7072	07/01/2010
16,300	2.6814	07/01/2010